Exhibit 99.1
Home Inns Announces Results of 2009 Annual General Meeting
Shanghai, November 3, 2009 - Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that its 2009 annual general meeting of shareholders was held on November 3, 2009. During the meeting, all of the proposals submitted for shareholder’s approval were approved. Specifically, the shareholders adopted resolutions approving:
1.	An amendment to the Company’s 2006 Share Incentive Plan, to increase the award pool by a number equal to 6% of the Company’s ordinary shares outstanding as of November 3, 2009;

2.
Certain amendments to the Company’s Memorandum and Articles of Association, primarily for the purpose of providing Home Inns’ Board the authority to approve any future Company repurchases of its own shares; and

3.
The adoption of an Amended and Restated Memorandum and Articles of Association solely for the purposes of reflecting the amendments to the Memorandum and Articles of Association adopted by the shareholders at the meeting, as outlined in item 2 above.

About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com